EXHIBIT I
                                                                       ---------


     [DESCARTES LOGO]                                                 NEWS



CONTACT INFORMATION:

PRESS RELATIONS                      INVESTOR RELATIONS
Lora Cecere                          Chaya Cooperberg
(519) 746-6114 ext. 2518             (519) 746-6114 ext. 2757
lcecere@descartes.com                ccooperberg@descartes.com



            DESCARTES REPORTS SECOND QUARTER FISCAL YEAR 2003 RESULTS

            Focused Execution Drives Improvement in Financial Results

WATERLOO, ONTARIO, August 22, 2002 - The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of logistics solutions, today announced its financial results for the second quarter of fiscal year 2003 (Q2FY03) ended July 31, 2002. Amounts are in U.S. dollars and GAAP results are in accordance with U.S. GAAP (Generally Accepted Accounting Principles).

During the quarter, the Company focused on key initiatives to improve financial performance. These initiatives included a corporate restructuring to reduce operating costs, a focused program to improve collections and continued momentum in customer sign-ups.

"We are pleased with our results this quarter. The initiatives that we have undertaken will enable us to better service our customers and more efficiently operate our business," said Peter Schwartz, co-chief executive officer and chairman, Descartes Systems Group.

FINANCIAL SUMMARY

Three Month Performance: For the period ended July 31, 2002, total revenues were $18 million. Network-Based Logistics revenues represented $10.6 million, software license revenues were $4.8 million and service revenues were $2.6 million. In Q2FY03, the Company reported an adjusted loss of $3.3 million, or 6 cents per basic and diluted share1. In the same period last year, the Company reported $20 million in revenues and an adjusted loss of $2.7 million or 5 cents per basic and diluted share. On a U.S. GAAP basis, the Company's loss was $18.5 million, or 35 cents per basic and diluted share this quarter compared to a loss of $19.6 million, or 39 cents per basic and diluted share for the same quarter last year2.

================================================================================
1 Reference should be made to the "Supplemental Financial Information" table in this release, which provides reconciliation between earnings (loss) as prescribed by U.S. (GAAP) and the adjusted earnings (loss).
2 Excluding goodwill amortization recorded in the period ended July 31, 2001, which ceased under recently adopted Business Combinations Standards SFAS 141 and 142, the loss for the comparative period was $13.6 million or 27 cents per basic and diluted share. For the six months ended July 31, 2001, excluding goodwill amortization, loss was $20.5 million, or 41 cents per basic and diluted per share.




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     [DESCARTES LOGO]                                                 NEWS



SIX MONTH PERFORMANCE: For the six month period ended July 31, 2002, the Company reported revenues of $35 million. Network-Based Logistics revenues represented $20.5 million, software license revenues were $9.3 million and service revenues contributed $5.0 million. In the six months ended July 31, 2002, the Company reported an adjusted loss of $7.7 million or 15 cents per basic and diluted share compared with revenues of $43 million and an adjusted profit of $1.8 million or 4 cents per share in the same six month period in fiscal 20021. On a U.S. GAAP basis, the Company's loss was $24.6 million, or 47 cents per basic and diluted share, for the six month period, compared with $31.9 million, or 64 cents per basic and diluted share for the same period of the last prior year2.

"We have successfully completed key initiatives to reduce operating costs, improve collections and drive revenue. We remain confident that these efforts will set the stage for a return to profitability on an adjusted basis in the third quarter of this fiscal year3," said Manuel Pietra, co-chief executive officer and president, Descartes Systems Group.

FINANCIAL HIGHLIGHTS

During the quarter, focused initiatives resulted in improvement in the Company's balance sheet. Key items include:

IMPROVEMENT IN COLLECTIONS

     During the second quarter, the Company focused on accelerating collections resulting in the collection of $21.2 million, and improving the number of receivables days sales outstanding (DSOs) from 97 to 82 days, before the impact of a special reserve for doubtful accounts of $2.9 million. After the effect of the special reserve for doubtful accounts, DSOs for the Company were 67 days at quarter end.

SUCCESS IN COST REDUCTION INITIATIVES

     Descartes, in the second quarter, focused on the reduction of operating costs. Important initiatives included the closing of certain redundant facilities and related assets, and a streamlining of its global workforce. The total charge for these initiatives, including the reserve for doubtful accounts, is anticipated to be $11 million, of which $10.1 million has been incurred in the second quarter. The balance will be incurred over the course of the third and fourth quarters of fiscal year 2003.

     Upon the completion of the restructuring initiatives, Descartes anticipates the total resultant operating expense savings to be $16 million on an annualized basis.

================================================================================
3 Profitability on an adjusted basis for the third quarter of fiscal 2003 to be calculated on a basis consistent with adjusted earning(loss) referred to in footnote 1 above.

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

     [DESCARTES LOGO]                                                 NEWS



OPERATIONAL HIGHLIGHTS

Pietra continued, "During the quarter, the company completed 105 customer sign-ups with more than 40 percent of new business coming from existing customers. Up selling satisfied customers continues to be one of the Company's greatest opportunities."

CUSTOMER SIGN-UPS

  o Network-Based Logistics: During the quarter, there were 76 sign-ups for the quarter of which 48 of these customers were new to Descartes' network solutions. Notable customers for Network-Based Applications include Danzas, Maersk Sealand, and Mitsui Japan. Customer sign-ups for Logistics Connectivity included Accent Transportation, Automotive Equipment Services, Keuhne and Nagel, Miller Truck Lines, and SAIA Motor Freight.

  o Logistics Software Adoption: There were 29 sign-ups during the second quarter of fiscal year 2003 in the Logistics Software business that includes Descartes' Routing and Scheduling1M solutions. Of these signups, 11 were new customers. Companies such as Ashley Furniture, Brazil Post, Cheil Jedang, LTA Group and Old Dominion expanded their current relationship with Descartes while new customer wins included such companies as Mauritius Breweries, Safety-Kleen and Servera.

PRODUCT INNOVATION

Descartes continues its commitment to be at the forefront of technological advancement. In the quarter Descartes introduced two new products:

  o Descartes Fleetwise MonitorTM - a browser-based application that provides clear visibility into order fulfillment progress including access to real-time information about scheduled deliveries and exceptions enabling customer service representatives to proactively respond to potential delivery delays.

  o MobileLink: CommerceTM - a wireless application for real-time event management and financial settlement in delivery operations enabling route drivers to capture signatures for proof-of-delivery, settle payment for goods and print invoices on demand at point-of-delivery.

POST PERIOD DEVELOPMENTS

On August 1 2002, Descartes announced an offering to purchase for cancellation up to U.S.$51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005. The offer will be open for acceptance until 5 p.m. EDT on September 6, 2002, unless extended or withdrawn.


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     [DESCARTES LOGO]                                                 NEWS



CONFERENCE CALL
Company management will discuss these results and its business outlook in a live conference call and audio Web cast with the financial community at 8:00 a.m. EDT today, August 22, 2002. The live webcast, slide presentation and supplementary information to accompany the call can be accessed at www.descartes.com/investors. Replays will also be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible until midnight EDT on August 24, 2002 by dialing 1-800-408-3053 or 416-695-5800 and quoting reservation number 1240184. An archived replay of the audio Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In over 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

                                       ###

Statements in this release, other than historical performance, include forward-looking statements relating to future financial performance made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements include statements regarding Descartes' revenue and profit expectations, future business strategies and opportunities, and expectations as to Descartes' pricing and revenue model. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations; in particular, the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for network-based logistics solutions and logistics software solutions, success in closing customer orders, ability to control expenses, realization of operating cost reductions resulting from the above-referenced cost reduction initiatives and integration of acquisitions. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.




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     [DESCARTES LOGO]                                                 NEWS



THE DESCARTES SYSTEMS GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS (US dollars in thousands, except per share amounts; US GAAP, unaudited)

                                                          Three Months Ended           Six Months Ended
                                                                July 31,                    July 31,
                                                          2002          2001          2002          2001
---------------------------------------------------------------------------------------------------------
REVENUES
License and network                                     15,376        16,730        29,812        37,247
Service and maintenance                                  2,652         3,032         5,040         5,908
---------------------------------------------------------------------------------------------------------
                                                        18,028        19,762        34,852        43,155
---------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of license and network                              4,956         4,017         9,809         7,981
Cost of service and maintenance                          2,981         2,791         6,007         5,451
Sales and marketing                                     10,497        10,541        17,111        17,196
Research and development                                 3,977         7,163         9,801        12,297
General and administrative                               4,837         3,475         6,739         5,800
Amortization of goodwill                                    -          5,921            -         11,393
Amortization of intangibles                              2,480         2,177         4,960         3,565
Write-down of long-term investments                         -             -             -          9,783
Purchased in-process research and development               -          4,500            -          4,500
Restructuring cost                                       7,759            -          7,247            -
---------------------------------------------------------------------------------------------------------
                                                        37,487        40,585        61,674        77,966
---------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                   (19,459)      (20,823)      (26,822)      (34,811)
---------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense                                        (1,125)       (1,245)       (2,311)       (2,463)
Investment income                                        2,160         2,537         3,746         5,550
---------------------------------------------------------------------------------------------------------
                                                         1,035         1,292         1,435         3,087
---------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY             (18,424)      (19,531)      (25,387)      (31,724)
ITEM
INCOME TAXES                                               (63)          (32)          433          (158)
---------------------------------------------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM                         (18,487)      (19,563)      (24,954)      (31,882)
EXTRAORDINARY ITEM
Gain on purchase of convertible debentures                  -             -            385             -
---------------------------------------------------------------------------------------------------------
LOSS                                                   (18,487)      (19,563)      (24,569)      (31,882)
=========================================================================================================
LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
Basic and diluted                                        (0.35)        (0.39)        (0.47)        (0.64)
=========================================================================================================
LOSS PER SHARE AFTER EXTRAORDINARY ITEM
Basic and diluted                                        (0.35)        (0.39)        (0.47)        (0.64)
=========================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted (thousands)                           52,241         50,231       52,239        49,534
=========================================================================================================


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     [DESCARTES LOGO]                                                 NEWS



SUPPLEMENTAL FINANCIAL INFORMATION
ADJUSTED EARNINGS (LOSS)
(US dollars in thousands, except per share amounts; unaudited)

                                                          Three Months Ended           Six Months Ended
                                                                July 31,                    July 31,
                                                          2002          2001          2002          2001
---------------------------------------------------------------------------------------------------------
LOSS AS REPORTED UNDER US GAAP                         (18,487)      (19,563)      (24,569)      (31,882)
Adjustments:
Amortization of goodwill (1)                                -          5,921            -         11,393
Amortization of intangibles (1)                          2,480         2,177         4,960         3,565
Write-down of long-term investments (1)                     -             -             -          9,783
Purchased in-process research and development (1)           -          4,500            -          4,500
Amortization of deferred compensation (1)                   77           780           153           929
Restructuring cost (2)                                   7,759            -          7,247            -
Special reserve for doubtful accounts (2)                2,907         3,500         2,907         3,500
Gain on purchase of convertible debentures (2)              -             -           (385)           -
Arbitration award and related costs (2)                  1,970            -          1,970            -
---------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) AS ADJUSTED (3)                         (3,294)       (2,685)       (7,717)        1,788
=========================================================================================================
EARNINGS (LOSS) PER SHARE AS ADJUSTED
Basic and diluted                                        (0.06)        (0.05)        (0.15)         0.04
=========================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic (thousands)                                       52,241        50,231        52,239        49,534
Diluted (thousands)                                     52,241        50,231        52,239        50,988
=========================================================================================================

Notes:

(1) Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent acquisition-related charges which vary substantially from period to period due to the Company's acquisition activities as well as its impairment assessments.
(2) Earnings (loss) as prescribed by US GAAP have been adjusted by these items as they represent one-time and non recurring charges or gains.
(3) Adjusted earnings (loss) do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.







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

     [DESCARTES LOGO]                                                 NEWS



THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP; unaudited)

                                                        July 31,   January 31,
                                                          2002          2002
-----------------------------------------------------------------------------
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                            106,809        36,101
  Marketable debt securities                            34,878        82,485
  Accounts receivable
     Trade                                              13,450        18,434
     Other                                               4,643         7,540
  Prepaid expenses and other                             3,150         4,220
-----------------------------------------------------------------------------
                                                       162,930       148,780
-----------------------------------------------------------------------------
MARKETABLE DEBT SECURITIES                              45,331        82,444
CAPITAL ASSETS                                          10,120        10,261
LONG-TERM INVESTMENTS                                    3,250         3,250
GOODWILL                                               103,927       103,456
INTANGIBLE ASSETS                                       33,002        37,967
DEFERRED CHARGES                                         1,977         2,364
-----------------------------------------------------------------------------
                                                       360,537       388,522
=============================================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                       3,750         3,376
  Accrued liabilities                                   11,774        10,428
  Deferred revenue                                       4,461         5,616
-----------------------------------------------------------------------------
                                                        19,985        19,420
CONVERTIBLE DEBENTURES                                  72,000        73,500
-----------------------------------------------------------------------------
                                                        91,985        92,920
-----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Common shares
     Issued - 52,241,265 (January 31,
     2002 - 52,229,333)                                468,651       468,445
  Additional paid-in capital                             5,201         5,201
  Unearned deferred compensation                       (1,004)       (1,157)
  Accumulated other comprehensive loss                 (1,019)         (200)
  Accumulated deficit                                (203,277)     (176,687)
-----------------------------------------------------------------------------
                                                       268,552       295,602
-----------------------------------------------------------------------------
                                                       360,537       388,522
=============================================================================



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     [DESCARTES LOGO]                                                 NEWS



THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands, US GAAP, unaudited)

                                                          Three Months Ended           Six Months Ended
                                                                July 31,                    July 31,
                                                          2002          2001          2002          2001
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss                                                   (18,487)      (19,563)      (24,569)      (31,882)
Adjustments to reconcile loss to cash provided by
    (used in) operating activities:
    Bad debt charge                                      2,907         3,500         2,907         3,500
    Depreciation                                           561           776         1,593         1,532
    Amortization                                         2,480         8,098         4,960        14,958
    Write-down of long-term investments                     -             -             -          9,783
    Purchased in-process research and development           -          4,500            -          4,500
    Restructuring cost                                   4,988            -          4,476            -
    Amortization of convertible debenture costs            170           184           387           367
    Amortization of deferred compensation                   77           780           153           929
    Gain on purchase of convertible debentures              -             -           (385)           -
Changes in operating assets and liabilities:
    Accounts receivable
      Trade                                              1,715           724         1,047        (1,499)
      Other                                              2,984         1,014         2,356           (68)
    Prepaid expenses and other                             707             3           721        (1,156)
    Accounts payable                                     1,091        (3,182)          (18)         (175)
    Accrued liabilities                                    748        (1,604)       (1,866)       (3,625)
    Deferred revenue                                      (525)         (854)         (837)       (2,870)
---------------------------------------------------------------------------------------------------------
                                                          (584)       (5,624)       (9,075)       (5,706)
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term marketable debt securities, net change       38,681         2,285        47,607       138,908
Long-term marketable debt securities, net change        14,904      (127,863)       37,113      (127,863)
Additions to capital assets                             (1,386)         (447)       (2,231)       (2,627)
Long-term investments                                       -             -             -         (1,833)
Acquisition of subsidiaries, net of cash acquired         (569)       (8,236)         (569)       (8,311)
---------------------------------------------------------------------------------------------------------
                                                        51,630      (134,261)       81,920        (1,726)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Short-term marketable debt securities, net change           -             -         (1,069)           -
Acquisition of subsidiaries, net of cash acquired           -          2,110           207         2,216
---------------------------------------------------------------------------------------------------------
                                                            -          2,110          (862)        2,216
---------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        51,046      (137,775)       71,983        (5,216)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD        55,763       195,497        34,826        62,938
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD             106,809        57,722       106,809        57,722
=========================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest                 1,980         2,092         1,997         2,096
Cash paid during the period for income taxes                 2            32             6            32
=========================================================================================================

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